                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                           CONTINENTAL CIRCUITS CORP.
                            (NAME OF SUBJECT COMPANY)

                           CONTINENTAL CIRCUITS CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   211213 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                          JOSEPH G. ANDERSEN, SECRETARY
                           CONTINENTAL CIRCUITS CORP.
                              3502 EAST ROESER ROAD
                                PHOENIX, AZ 85040
                                 (602) 268-3461
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                 P. ROBERT MOYA
                        ONE CAMELBACK BUILDING, SUITE 400
                             ONE EAST CAMELBACK ROAD
                           PHOENIX, ARIZONA 85012-1649
                                 (602) 230-5500

         This Amendment No. 2 amends and supplements the Schedule 14D-9, as amended, filed by Continental Circuits Corp., a Delaware corporation (the "Company"), relating to the tender offer by Hadco Acquisition Corp. II, a Delaware corporation ("Purchaser"), which is a direct wholly owned subsidiary of Hadco Corporation, a Massachusetts corporation ("Parent"), to purchase all outstanding Shares at a price of $23.90 per Share, net to the seller in cash (the "Offer Consideration"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal. All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

Item 4.  The Solicitation or Recommendation.

         Item 4 is hereby amended by inserting the following paragraph in place of the current fifth paragraph:

         On December 19, 1997, the Company received a written proposal from a corporation that manufactures products similar to those manufactured by the Company (the "Proposer"). The Proposer proposed that the two corporations enter into a business combination, structured as a pooling of interests, whereby newly issued common shares of the Company would be issued to the shareholders of the Proposer. As a result of the proposed transaction, the Proposer would have become a wholly owned subsidiary of the Company. The proposal contemplated that the exchange rate for the shares would be based on the public market prices of the two corporations on the day the Proposal was presented to the Company. At that time, the price of the Company's outstanding common stock was $15.50 per share. At the proposed exchange rate, the Company would have owned 100% of the outstanding stock of the Proposer after the transaction, and the stockholders of the Proposer immediately before the transaction would have acquired 53% of the stock of the Company outstanding after the closing of the proposed transaction. Mr. McNamee and Mr. Andersen met with representatives of the Proposer and its financial advisor to discuss the offer and exchange information. If the proposed transaction had been consummated, the Company believes that a single individual, who controlled the Proposer, would have owned approximately 30% of the Company. The Proposer also informed Messrs. McNamee and Andersen of its plans for the future management of the Company following the transaction. After discussions involving Messrs. McNamee and Andersen and certain of the Company's directors, the Company rejected the proposal. The rejection was based on the determination by the Company that the Company's stock was undervalued in the market at that time relative to the stock of the Proposer, the fact that the Company did not wish to acquire the Proposer at the proposed price, the operational differences between the two companies, the difference in technological capabilities and business strategies of the two companies, and the Proposer's expectations concerning the management of the combined companies.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CONTINENTAL CIRCUITS CORP.


Date: March 17, 1998                  By: /s/ Joseph G. Andersen
                                          ------------------------------
                                          Joseph G. Andersen
                                          Vice President - Finance, Chief
                                          Financial Officer, Secretary and
                                          Treasurer